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                                                                    EXHIBIT 99.1
                                  [LETTERHEAD]



                                                 October 20, 1998


Mr. Michael Armani
Chief Executive Officer
Telenetics Corporation
26772 Vista Terrace Drive
Lake Forest, CA 92630

Dear Michael:

    This will confirm our understanding and agreement regarding the relationship between Bibicoff & Associates, Inc. ("Bibicoff") and Telenetics Corporation ("Telenetics"):

         1. Bibicoff will be the exclusive representative of Telenetics in the areas of stockholder and financial community relations and will serve as a consultant to the Board of Directors in its relations with the investment community.

         2. The term of our Agreement will be for twelve months beginning on October 15, 1998. The Agreement may be terminated by Telenetics for the following reasons only: (a) Harvey Bibicoff leaves Bibicoff or sells a controlling interest to another entity or person, or (b) Harvey Bibicoff becomes disabled. Disabled in this case means unable to perform his usual duties for eight consecutive weeks or nine weeks out of twelve weeks.

         3. Bibicoff will be paid a fee of $10,500 per month plus actual out-of-pocket expenses. Thirty percent of the fee will be paid when billed and seventy percent will be accrued until such time as the company completes a financing of one million dollars or more.

         4. In addition to the above fee, Bibicoff will be granted 500,000 shares of stock and will be granted options to purchase 1,500,000 shares of stock at an exercise price of $.05 per share. It is understood that both the shares purchased and the shares into which the options are exercisable ("option shares") are not registered and may not be sold unless they are registered or unless they are exempt from registration. Bibicoff will have piggyback registration rights on both the shares and option shares. The options will vest and be issued

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             500,000 upon execution of this Agreement, 500,000 at the end of six months and 500,000 at the end of twelve months.

                    Should Telenetics terminate this Agreement without cause,
             all of its financial obligations pursuant to the Agreement would continue and any unvested options would immediately vest.

                    Should Telenetics terminate this Agreement with cause,
             then the financial obligations of Telenetics would cease and any unvested options would be terminated.

                    Should Bibicoff terminate the Agreement for reasonable
             cause, all of the financial obligations of Telenetics would continue and any unvested options would vest immediately.

                    Should Bibicoff terminate the Agreement without cause,
             all of the financial obligations of Telenetics would cease and any unvested options would vest immediately.

         5. Should Bibicoff be successful in directly introducing Telenetics to a source of capital, Bibicoff would receive a finders fee of 3% of any amount raised if there is another finder to be compensated or 5% if there is no other finder to be compensated.

         6. It is the intent of the parties to this Agreement that Bibicoff will have meaningful input into all decisions that directly affect the stockholders and financial community e.g. where the shares are to be listed; possible splits; selection of materials to be used in the financial relations program; timing of information releases.

         7. Bibicoff will continuously receive current information regarding the status of the company. The information will be materially complete and correct and will not contain any untrue statements of material fact or omit to state a material fact needed to make the statements not misleading. In the material which is currently public information provided by Telenetics, there are no untrue statements of material fact nor are there omissions of material fact needed to make the information not misleading.

         8. Bibicoff will represent no more than three public companies without the prior written consent of Telenetics.

    If the above is acceptable to you, please so indicate by signing in the space provided below.

                                            Very truly yours,

                                            /s/ HARVEY BIBICOFF
                                            ----------------------------------
                                            Harvey Bibicoff
                                            Chief Executive Officer


AGREED TO AND ACCEPTED

/s/ MICHAEL ARMANI
-----------------------------
Telenetics Corporation, by
Michael Armani, CEO